Curaleaf Holdings, Inc. Investor Relations Curaleaf Joins S&P/TSX Composite Index Inclusion in Canada's benchmark index increases exposure and broadens access across North American capital markets Curaleaf becomes sole cannabis sector representative in the index after latest rebalance STAMFORD, Conn., Sept. 8, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has been selected for inclusion into the S&P/TSX Composite Index under the Health Care sector, effective prior to the open of trading on Monday, September 22, 2025. This inclusion positions the Company among the highest-capitalized and most actively traded stocks on the Toronto Stock Exchange. As the first U.S.-based cannabis operator to be included in the S&P/TSX Composite Index, the Company is poised to gain increased visibility and credibility within one of North America's premier equity benchmarks. "This marks a pivotal moment for Curaleaf and represents a significant moment for mainstream normalization across the broader cannabis industry," said Boris Jordan, Chairman and CEO of Curaleaf. "Being recognized among some of the most influential stocks in North America, and as the only U.S.-based cannabis operator currently in this index, validates our sector's growing legitimacy and long-term potential. Our inclusion reflects an expanded presence in public markets and broadens our access to institutional investment and index-linked vehicles as we navigate the industry's ongoing development, alongside potential regulatory catalysts. Our team's dedication has been the driving force behind this achievement, and I would like to extend my thanks to the Curaleaf team for their hard work and commitment." About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Company's inclusion in the S&P/TSX Composite Index. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward- looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: Curaleaf Holdings, Inc. Jordon Rahmil, VP Public Relations media@curaleaf.com SOURCE Curaleaf Holdings, Inc.

https://ir.curaleaf.com/2025-09-08-Curaleaf-Joins-S-P-TSX-Composite-Index